UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

STERLING CHEMICALS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
859166100
(CUSIP Number)
May 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	859166100	Page	2	of	8

1	NAMES OF REPORTING PERSONS Jefferies High Yield Trading, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		328,734

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		328,734

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	328,734

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.6% (based on 2,828,460 outstanding at April 30, 2011)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BD

CUSIP No.	859166100	Page	3	of	8

1	NAMES OF REPORTING PERSONS Jefferies High Yield Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		328,734

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		328,734

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	328,734

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.6% (based on 2,828,460 outstanding at April 30, 2011)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	859166100	Page	4	of	8

1	NAMES OF REPORTING PERSONS Jefferies Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		328,747

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		328,747

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	328,747

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.6% (based on 2,828,460 outstanding at April 30, 2011)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	859166100	Page	5	of	8
Item 1
(a)	Name of Issuer
Sterling Chemicals, Inc.
(b)	Address of Issuer’s Principal Executive Offices
333 Clay Street, Suite 3600
Houston, Texas 77002-4109
Item 2
(a)	Name of Person Filing
Jefferies High Yield Trading, LLC
Jefferies High Yield Holdings, LLC
Jefferies Group, Inc.
(b)	Address of Principal Business Office or, if None, Residence
Jefferies High Yield Trading, LLC
Jefferies High Yield Holdings, LLC
The Metro Center
One Station Place, Three North
Stamford, CT 06902
Jefferies Group, Inc.
520 Madison Ave.,
New York, New York 10022
(c)	Citizenship
Delaware
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
859166100

Item 3	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No.	859166100	Page	6	of	8

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule13d-1(b)(1)(ii)(J).

Item 4	Ownership
The following sets forth beneficial ownership information as of May 31, 2011:

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

	(ii)	Shared power to vote or direct the vote:

	(iii)	Sole power to dispose or direct the disposition of:

	(iv)	Shared power to dispose or direct the disposition of:
Please refer to the information set forth on the cover pages to find the information responsive to this Item 4.

CUSIP No.	859166100	Page	7	of	8

Item 5	Ownership of Five Percent or Less of a Class Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable

Item 8	Identification and Classification of Members of the Group Not applicable

Item 9	Notice of Dissolution of Group Not applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	859166100	Page	8	of	8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2011	Jefferies High Yield Trading, LLC
	By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

Dated: June 2, 2011	Jefferies High Yield Holdings, LLC
	By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

Dated: June 2, 2011	Jefferies Group, Inc.
	By:	/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary

Jefferies High Yield Trading, LLC, Jefferies High Yield Holdings, LLC, and Jefferies Group, Inc. agreed to jointly file this Schedule 13G.